Exhibit 99.1
ANNUAL GENERAL MEETING 2011
CHAIRMAN’S ADDRESS
10 November 2011
Ladies and Gentlemen,
Our 2011 financial year saw a solid improvement in profitability for Sims Metal Management.
The Company achieved sales revenue of $8.9 billion, up 19% on the previous financial year. Profit after tax was $192 million, up 52%, and earnings per share was 93 cents, up 45%. The Company shipped a total of 14.2 million tonnes of material during the financial year, up 10%.
The directors determined a final dividend of 35 cents per share, 43% franked, providing shareholders with a total dividend for the fiscal year of 47 cents per share, which represented a payout ratio of circa 50% of net profit. We are pleased to once again uphold, consistent with our dividend policy, our commitment to paying a meaningful share of our net profit after tax as dividends to our shareholders. We kept our Dividend Reinvestment Policy in place, not because we needed to conserve cash, but as a reward for our loyal retail shareholders.
At the end of the financial year, the Company had net debt balances of approximately $126 million, undrawn lines of credit of approximately $1.4 billion and shareholder equity of $2.9 billion. The Company believes that the strength of its balance sheet is without peer in its industry.
Safety is Sims Metal Management’s number one priority. It is a non-negotiable condition of employment and we are committed to a “zero harm” workplace, where every employee, contractor or visitor will return home in the same condition as he or she arrived. We have been working closely with DuPont Safety Resources for over three years now on our journey towards this target and it is something we work on day-in day-out. Dan Dienst will, in his address, speak further on this most important topic, but I do note that the Group achieved in fiscal 2011 its best ever health and safety performance.

There is significant global consensus among financial analysts and institutional investors that companies that integrate sustainability into their management systems are better equipped to respond to global megatrends such as increasing demand for recyclable products, escalating regulatory control and scarcity of natural resources, including metals, energy and water.
Your Company’s core metal recycling business preserves millions of tonnes of valuable and increasingly scarce recyclable materials that would otherwise have ended up in landfills. Not only does this reduce pollution but it conserves energy and avoids carbon emissions. Leading the way also is our Sims Recycling Solutions division which is now the world’s leading recycler of electronic goods and equipment. This division was particularly acquisitive during fiscal 2011 as it increased its global geographic footprint in response to the increasing community demands for the safe and efficient recycling of end-of-life electronic products.
We were particularly pleased that our ongoing efforts were recognised for the third consecutive year by the World Economic Forum in Davos, Switzerland, where Sims Metal Management again was nominated as one of the Global Top 100 Most Sustainable Corporations in the World. Also pleasing was that the global Carbon Disclosure Project (CDP) nominated the Company not only as ‘Carbon Performance Leader’ among the ASX200 and the NZ50, but also as ‘Best of Sector’ (Materials).
I would now like to say a few words about matters for consideration a little later in this meeting, namely the proposed election of two new non-executive directors. As part of the Company’s Board succession plans, the Company’s Nomination Committee undertook a search to find two new non-executive director candidates who were eminently qualified, independently minded, able to meet the demanding time requirements of the Board and possess a strong commitment to serve the interests of all shareholders.
I am delighted that we have two excellent candidates who are standing for re-election today. While they each will speak to their qualifications later in this meeting, I wish to offer my perspective on these candidates.
Heather Ridout has dedicated most of her working life to the Australian Industry Group — an employer group which, along with its affiliates represents some 60,000 businesses across Australia who employ more than one million staff in a range of industries, including manufacturing, construction and engineering. She brings broad industry knowledge and important perspectives to our Board.
John DiLacqua has had substantial scrap metal industry experience in the United States. John was formerly a director of Metal Management, Inc from June 2001, and became a director of Sims Metal Management following the merger of our companies in March 2008. John did not stand for re-election that year consistent with arrangements made around that time. He is a certified public accountant and his financial credentials will also be a great asset on our Board.

Subject to your vote today, we are confident that both Heather and John will be outstanding directors.
While on Board matters, we were also pleased to announce that Geoff Brunsdon accepted the role of Deputy Chairperson, effective 1 September 2011. Geoff, who has a strong finance and capital markets background, has served as a non-executive director of your Company for some ten years all up, and we were grateful that he has accepted this role.
Before we move to the Group Chief Executive Officer’s address and the formal business of today’s meeting, I would like to take this opportunity to acknowledge the contribution made by director Bob Lewon, who is retiring from the Board at the conclusion of this meeting. Bob has served as a director since March 2008, but his ties to the Company, and its predecessors, go back to the late 1980s when Simsmetal made its first foray into North America with the acquisition of a business known as LMC Corporation on the West Coast. Bob was Executive Vice President of LMC at the time and subsequently was appointed President of Sims Metal USA Corporation, where he remained until his ‘first’ retirement at the end of 1993. His more than 40 years of experience in the metal recycling industry has proven invaluable to the Company and its Board. On behalf of the entire Board and, I’m sure, all shareholders, I would like to thank Bob for the wisdom and insight that he has tirelessly displayed, as well as his good humor and genuine comradery. We will miss you Bob, and wish you and Elaine all the very best in your ‘second’ retirement.
Sims Metal Management is a Company that will be 95 years old next year. We are also commemorating that it has been almost twenty years to the date since we were re-listed on the Australian Stock Exchange. John Crabb was appointed CEO and Managing director then, and he dutifully served in that capacity until his retirement in 2002. It was with great sadness that we learned that John had passed away in February this year. Throughout his 37 year history with the Company, John’s knowledge and vision played a vital role in the growth of the world’s only truly global metals recycling company. John was deeply respected and will be sorely missed. We are honoured that John is represented here today by his wife Christine. John and Christine were married in 1962, and next year would have celebrated their Golden wedding anniversary.
On this twentieth anniversary of the re-listing of Sims Metal Management, I am pleased that our former Chairman, Paul Mazoudier, could also join us today in Melbourne. Paul’s first association with Simsmetal was in 1974 when he joined the Company as corporate solicitor and Company Secretary. Paul was a founding director of your Company in 1991, and served as Chairman for over ten years from 1999 until his retirement in 2009.

The Board continued its practice of holding meetings during the year at the Group’s operating facilities. These meetings provide the opportunity for directors to gain valuable first-hand knowledge of our business, meet face-to-face with our management teams and further understand local issues. One such meeting is being held here in Melbourne this week. This past May I had the pleasure of hosting the Board when we visited our U.S Southern Region operations based in my home town of Houston, Texas. This is an impressive regional group, almost the size of our entire Australian operation, and has been part of Sims Metal Management since 1997. The operation is run by Bill Proler. The Proler name spans three generations in the scrap metal recycling industry dating back to the mid-1920s. His family invented the automobile shredder which is at the heart of most major metal recycling operations around the world. Bill Proler is with us today in the audience — his first vacation down under.
Also in the audience with us today is George Adams, president of our jointly owned SA Recycling operations based in Southern California. Like Bill Proler, George and his three siblings followed their father into the metal recycling business and continuously improved it. Also present here today is Darron McGree, Managing Director of our very successful Australasian operations and Michael Lion who runs our Hong Kong non-ferrous trading group.
During the May Board meeting the Company adopted a new five year strategic plan with aggressive goals for all business units and regions. This plan enables us to focus our efforts and measure our long-term success. It also reinforces the link between management performance and reward. Generating value for shareholders remains a key objective of the Board.
We also recognise that good corporate governance is a dynamic concept. We are continually seeking ways to improve our performance in this area. In line with this focus on continuous improvement, the Board adopted a Diversity Policy during the year and reported against the new ASX recommendations in its 2011 Annual Report. Given that almost 70% of our workforce is employed in production, with its undeniable physical requirements, it remains a challenge to increase the overall number of female employees. Nevertheless, it was pleasing to see that the number of female employees in the Company rose by 14% in fiscal 2011 compared to 11% for men. Additional information on our Corporate Governance initiatives can be found in our 2011 Corporate Governance Statement.
Finally, I would like to record the Board’s appreciation of the efforts of the Company’s management and employees throughout the year. In a year where tornados ravaged America, massive floods inundated our operations in Brisbane and earthquakes devastated Christchurch in New Zealand, it was truly inspiring to see how the Sims Metal Management community came together to help each other, their friends and families, both in their homes and in the workplace.
I now ask Mr Dan Dienst, your Group Chief Executive Officer, to address you.

ANNUAL GENERAL MEETING 2011
GROUP CHIEF EXECUTIVE OFFICER’S ADDRESS
10 November 2011
Thank you Mr Chairman, and thank you to our shareholders attending today. I am once again honoured to be here this morning for my fourth Annual General Meeting as your Group Chief Executive Officer of Sims Metal Management.
I would like to extend a warm welcome to all of our employee shareholders in attendance today and to all our employees around the world who may read my address at a later date. Your talent, hard work and dedication to working safely and productively are a defining characteristic of our Company and a key driver of shareholder value creation. I want to thank you for all of your efforts in the face of uncertain times, where the economies of the world seem to lurch from one crisis to another and extreme volatility being the new ‘norm’ in commodity markets almost every day. Between natural disasters, flooding in Queensland and the Southern United States, and earthquakes in New Zealand, you have persevered, stayed focused and worked hard. I’m supremely confident that with this type of effort and led by the best and the brightest in the industry, Sims Metal Management’s best years are ahead of us.
Now, as the Chairman has already taken us through some of the broad financial highlights of our 2011 fiscal year, I’d like to take a moment to offer some perspective on our accomplishments over the past 12 months, the obstacles we have overcome and to reflect on our strategy.
In Fiscal 2011, we once again encountered tough global macroeconomic conditions underpinned by a healthy dose of fear, uncertainty and volatility. Uncertainties we faced have ranged from the potential of a stagnating US economy, sovereign debt woes in Europe, a hotter than expected Chinese economy in terms of price pressures and related liquidity tightening measures, and even in some extreme circumstances to social unrest, all of which introduced challenges in our markets of varying degrees. Against this backdrop of wars, revolutions, and political theatre across nearly every region we operate in, as well as a few natural disasters, a weaker company may have used this as an excuse to retreat from its long-term strategic plan. Not Sims Metal Management. We view the current conditions as both a challenge and an opportunity.

We were somewhat pleased, albeit not totally satisfied, with our Fiscal 2011 results. Our performance in the second half, where net profit after tax increased by 190 percent over the first half, was particularly solid. Our top line growth in revenues for all of Fiscal 2011 was nearly 19 percent higher than the prior year and was accomplished through stronger shipments, which grew 10 percent year-on-year. Our intake improved across all regions and year-on-year increased by 7 percent with growth most notable in North America. The combination of improved intake and shipments along with improved pricing and gross margins allowed us to increase net profit after tax by $65 million or 52 percent over the prior year. Shipments were strong as we finished the fiscal year by virtue of improved market liquidity for deep sea ferrous products. Intakes and shipments became more balanced consistent with our goal to be as liquid as trading markets permit. Additionally, we once again maintained our commitment to our dividend policy and paid dividends of 47 cents per share in Fiscal 2011, up 42 percent on the prior year.
Last year, I stood before you and described how our mantra of RIGHT. NOW. defines our strategy —“RIGHT” — referring to our commitment to doing things the right way in every aspect of our business, and “NOW” — doing so with a sense of urgency. “NOW”, not tomorrow. I also stood before you and restated our strategy. Last year we said:
•
We will seek out and find accretive external growth opportunities across all geographies and business lines, with a particular focus on source control for the traditional metals recycling business, and expansion of our e-recycling platform.

We have stayed true to this goal during the last fiscal year closing 11 acquisitions and opening several new greenfield facilities with these initiatives evident across all business lines and geographies.

•
We will continue to invest in the efficiencies in our processing facilities, so that when markets recover, and they will recover some day, we will be well ahead of our competition in terms of operational efficiencies in every geography in which we operate.

We invested circa $150 million into our plants during Fiscal 2011. We continually evaluate how we operate our facilities, whether it be a small collection facility for aggregating material, a large processing facility with a mega-shredder or an electronics recycling facility handling consumer electronics and other e-waste metals. These investments not only aim to improve our work flow efficiencies and increase margins, but also make our facilities attractive places to work and visit, and are important components of our ‘good neighbour’ strategy.

•	We will continue to invest in leading edge technology as it relates to metallic and non—metallic value recovery. These investments are being made across all business lines and geographies.

We have successfully implemented advanced non-ferrous recovery systems in all of our major geographic segments. We spend a lot of time on internal R&D thinking about how we can improve our processes, improve recovery and increase return on investment. We see this as a major competitive advantage. Ken Iverson, a pioneer in steelmaking, bragged many decades ago that he was proud of his warehouses filled with technology that didn’t work because it spawned major competitive technological leaps that defined the competitive advantages of his company. We at Sims Metal Management are also learning from our big successes as well as a few of our failures along the way.

•	We will continue to nurture, invest, attract and retain the best and brightest in our industry; our people are the most advanced piece of technology that we deploy.

Sims Metal Management has attracted top talent from within the industry and from other industries, while grooming the next leaders of the Company in our cadet and management trainee programs. In the coming years we will continue to invest in this most valuable resource and will work on our diversity initiatives to further strengthen our Company. Our employee retention rate is, in our opinion, unparalleled in our industry.

By staying the course and continuing to execute on our strategy, we are optimistic about longer-term meaningful shareholder value creation. Our Company — your Company — has a history of emerging from the depths of the economic cycle stronger than when it entered, and we intend to repeat that trend as and when this economic cycle plays through.
In fact, there are currently 6,500 people across 23 countries, five continents and 260 locations that are working hard and safely everyday to accomplish this result for you, our shareholders.
As you should be aware by now, I am committed to improving our safety record and, in my time as Group CEO, we have made great strides. Please allow me to take a moment to discuss why it is important to have a burning desire to consistently and constantly improve in terms of safety.
Safety is a cultural revolution. And we all know that culture is one of the hardest things to change. For safety to work, every single employee must “buy in” and acknowledge that we, the management, actually do care about their safety and equally as important, employees care about their own safety and that of their teammates. I’m proud to say, without hesitation or qualification, that our management team and our employees do care. Collectively we do “get it” and the proof is in the pudding as they say. In the year since I last stood before you, we have made important progress in terms of safety. The Lost Time Frequency Rate (LTIFR) — the number of lost time injuries multiplied by one million and divided by the number of hours worked, dropped from 3.2 in Fiscal 2010 to 2.7 in Fiscal 2011. Equally, the Medically Treated Injury Frequency Rate (MTIFR), similarly defined, fell from 14.2 in Fiscal 2010 to 12.4 in Fiscal 2011. I’d be remiss if I didn’t thank and acknowledge the unwavering commitment of our Board and SHEC committee in helping effect this cultural revolution.

To our valued employees; we’ve come this far, but we must not let up. We can do better and our families, friends and loved ones deserve it. Our accomplishments in safety are also intended to benefit our shareholders because our safest operations are also among our most profitable, have terrific relations with communities in which they operate and are our most efficient users of capital.
In addition to safety and as the Chairman noted, we have an overall commitment to corporate social responsibility and sustainability, and we remain dedicated to the ideals of environmental stewardship and the preservation of natural resources.
Whether or not you believe climate change is a man-made phenomenon or just a natural ebb and flow of our planet’s climate, Sims Metal Management is one company that has a noticeable positive impact on the environment and, by extension, a positive impact on the forces that influence climate change. As we saw over the course of the year, natural disasters such as flooding, hurricanes or typhoons, and tornados have become a regular occurrence in areas where we have facilities. Your Company is a vital player in reducing the use of ever-so-scarce fossil fuels and preventing air and water pollution through the use of our materials.
As noted in the Sustainability Report in our Annual Report, use of the recycled materials sold by the Company during Fiscal 2011 saved almost 13.6 million Mega-Watt hours of energy as compared to the use of the same amount of virgin mined material. Our operations also reduced carbon emissions, pollution and energy consumption. By providing the steel industry with ferrous scrap metal, which is used instead of virgin iron ore, more than 14.7 million tonnes of CO2 emissions were avoided in Fiscal 2011.
Sims Metal Management is part of the solution to protect the planet, and our men and women around the world are on the front lines, dedicated to the mission of doing well by doing good for the environment.
Earlier this year, and for the third year in a row, as the Chairman noted, we were honoured at the Davos World Economic Forum as one of the top 100 most sustainable corporations in the world — moving up ten spots in the rankings. The Global 100 Most Sustainable Corporations project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. While we are very pleased with this honour, we will not rest on our laurels and will continue to exemplify environmental and corporate social responsibility.

The Company was busy again on the acquisition front during Fiscal 2011, and we continue to be assertive in terms of our growth plans again in Fiscal 2012. Smart, well-timed growth has been and remains a cornerstone of the Sims Metal Management strategy. It is important to stress that even after funding our strong growth and investment initiatives during Fiscal 2011, we still had a gearing level of only 4% of net debt to total capital at 30 June 2011. We will not sacrifice fiscal discipline or prudent deployment of capital for the sake of headlines. We will fund growth initiatives only when it makes long-term sense. Across all business lines and geographies, we concluded several strategically important acquisitions in Fiscal 2011:
•
In North America, we continued to grow the traditional metals platform, closing several tuck-in acquisitions and opening new greenfield facilities over the course of Fiscal 2011. We added two new states to our geographic footprint, moving into North Carolina and Oklahoma, while also strengthening our presence in New York, New Jersey and Pennsylvania. Last month we announced the formation of a new regional platform in New England on the East Coast of the United States along with the acquisition of Promet Marine Service Corporation. This purchase of a successful marine service business gives the Company another deep water export facility with two rail-serviced berths on the Providence River in Providence, Rhode Island. We will build a collection and processing system throughout this strategically important new region. Further, the addition of this facility in Rhode Island now provides our North American Metals business a presence in 23 US states and British Columbia.

•
In the UK market we acquired the electronics recycling assets of Wincanton plc, the metal recycling business of Cooper Metals Recycling, and in May 2011, we acquired Dunn Brothers, a leading UK full-service recycler that operates nine facilities. This acquisition expanded our UK Metals business by circa 30 percent and represents our largest acquisition since we acquired Fairless Iron & Metal in July 2009. In Continental Europe, we acquired the operations of Metrade, a leading waste electrical and electronic equipment (WEEE) recycler in Austria with a strong foothold in the Eastern European market and we acquired Device and ergoTrade, both computer and information technology asset recovery businesses. More recently in Fiscal Year 2012, we closed the acquisition of S3 Interactive Limited, a Scotland based company with a focus on asset management of tablet and smart phone devices.

•
In our Australasian region we acquired the electronics recycling business of TIC Group India, based in Delhi adding to our new facility in Bangalore and extending our geographic footprint to the Northern region of India — we now operate three facilities in India. Announced just before last year’s AGM but closed since, we acquired Commercial Metal Recycling Services (CMRS), a metal recycler that operates a network of eight yards across Queensland, Australia. CMRS was quickly and successful integrated into our Australian metals business despite the challenges posed by the flooding in Queensland. We also closed a tuck-in acquisition, Laurance Scrap Metals, in the increasingly important Western Australian market.

In October, we announced and commenced an on-market share buy-back as part of our capital management strategy. The Board considered it appropriate to establish the buy-back program to provide the Company flexibility to repurchase shares, particularly during times of fear driven share market weakness. The strategy is expected to be accretive to our shareholders.
As we said in the media release announcing the buy-back program, the Company remains committed to its growth strategy and will continue to execute on its organic and external growth opportunities. Effecting a re-purchase of shares on the open market and perpetuating our growth objectives are not mutually exclusive propositions. We have maintained discipline with respect to our balance sheet so as to be positioned to pursue opportunistically accretive deployment of our shareholders’ precious capital. Our share price, when impacted by global macroeconomic concerns that create attractive repurchase points, provides one such opportunity.
While the Company may buy back some 20 million shares over a 12-month period, the timing and actual number of shares to be purchased will depend on market conditions and other considerations. There is no guarantee that the Company will re-purchase the full 20 million shares, but I am pleased to report we have already begun to re-purchase shares on the ASX.
If you have taken the opportunity to listen to our earnings calls, you have heard me describe our Company as being in its gangly teenage years, one that is still growing into body, maturing everyday and starting to grasp its newfound strength. Due to that ‘ganglyness‘ it is important that we stay focused and stay true to the core DNA strands that make us the premier recycling company in the world. Along those lines, we remain committed to the following ideals that will guide us:
•	To always place safety first among our priorities. This whole endeavour is useless if we do not value the health and safety of our employees, contractors and visitors to our facilities;

•	To operate in such a manner to preserve and improve the environment and communities in which we locate — to leave no trace behind but a positive impact;

•	To maintain a strong balance sheet and be ready to make accretive acquisitions in all markets in which we operate, regardless of macroeconomic worries;

•	To guard the capital in which you have entrusted us, with both discipline and an entrepreneurial spirit;

•	To work smarter than our competition and use technology to gain a competitive advantage;

•	To treat every employee, customer, supplier and consumer with the respect they deserve;

•	To be seen as a pillar of integrity in the way we do business with suppliers and consumers;

•	To work to foster and develop a diverse management team and workforce that matches our diverse geographic footprint and global status; and

•	To hold the creation of shareholder value alongside safety in our daily endeavours.
As a company we will remain committed to your Company’s core values — safety, respect, integrity, teamwork, and an entrepreneurial spirit. The previously mentioned ideals and core values will allow our Company to stay the course, to protect our balance sheet to ensure financial flexibility and to allow Sims Metal Management to rise, meet and take advantage of any challenges that come our way. As a large shareholder myself, I firmly believe Sims Metal Management’s best years are still ahead of us.
Finally, Mr Chairman, I would like to provide an update relative to our most recent commentary as to outlook which was as of 25 August 2011.
As many of our shareholders have probably noticed, during Fiscal 2012 we have adopted a more traditional reporting format for the Australian marketplace, which involves a mid-year update in February and year-end results in August. We previously provided quarterly updates, but since we have adopted a more traditional cycle for reporting this year, let me describe what we are seeing in the current trading environment as we push our way towards the end of our first half.
In the first few months of the current fiscal half year, scrap intake remained strong particularly in North America at levels generally consistent with our second half of Fiscal 2011 albeit at tighter margins. Additionally, through September, there remained sufficient liquidity in the deep sea ferrous markets and also from non-ferrous markets in Asia such that scrap intake and shipments have been generally balanced.
As of a few weeks ago, scrap intake had remained remarkably resilient despite the challenges facing the economies in the developed markets where we operate but there is continued pressure on margins from high prices for unprocessed scrap particularly for our North American and UK traditional metals businesses. Our Australasian operations have remained solid contributors to earnings thus far in Fiscal 2012, and SRS continues to perform well. More recently we have seen deep sea ferrous prices off by as much as circa $60 per tonne. In the non-ferrous arena, copper, in particular, has retreated from its intra-cycle peak a few months ago and the volatility in base metals remains extraordinary.
Against the backdrop of falling ferrous prices and seasonal factors, we expect scrap intake in the remainder of the first half of Fiscal 2012 to be slower. We expect a tough trading environment at least through the balance of this calendar year although we expect the current half-year to outperform the prior corresponding period.
We remain optimistic for the prospect for our business to generate significantly higher margins and returns on capital as and when economic conditions improve. The current tenuous attitude pervasive globally will perhaps wane as we pass the Western and Eastern New Years. Know that we are well-positioned to capitalize and leverage on any such improved macroeconomic conditions.